FELLAZO CORP.
                        Str. Malina-Mica, nr 68/11- 419,
                       Chisinau, Republic of Moldova, 2025
                              Tel. (415) 325-21-51
                          Email: fellazocorp@gmail.com


March 17, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3561
Attention:  Mr. Justin Dobbie

Re: Fellazo Corp.
    Registration Statement on Form S-1
    Filed on November 27, 2015
    As amended in Amendment No. 2 to Form S-1
    Filed on March 14, 2016
    File No. 333-208237

To Whom It May Concern:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Fellazo Corp, a Nevada Corporation (the "Company") respectfully requests acceleration of the effective date of the above identified Registration Statement so that such Registration Statement will become effective at 4:00 PM, eastern time, on Tuesday, March 22, 2016, or as soon as possible thereafter.

The Company hereby acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                      Sincerely,

                      FELLAZO CORP.


                      By: /s/ Galina Hripcenco
                          ------------------------------------------------------
                          Galina Hripcenco
                          Chief Executive Officer and President of Fellazo Corp.